SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Explanatory Note

This Form 6-K/A amends the information furnished on Form 6-K by LG Display Co., Ltd. (the “Company”) on February 10, 2017 (the “Original 6-K”) to reflect the approval and ratification on March 8, 2017 by the Board of Directors of the Company to (i) change the date of the 32nd Annual General Meeting of Shareholders for the fiscal year of 2016 to March 23, 2017 and (ii) change a Candidate for Outside Director from Mr. Oh Kyong Kwon to Mr. Jin Jang. This Form 6-K/A does not otherwise amend, modify or update any information contained in the Original 6-K with respect to any events occurring after the furnishing of the Original 6-K.

Resolution on Convening of Annual General Meeting of Shareholders

On March 8, 2017, the Board of Directors of LG Display Co., Ltd. (NYSE symbol: LPL) approved and ratified to convene the 32nd Annual General Meeting of Shareholders for the fiscal year of 2016 as set forth below:

1.	Date & Time:

- 9:30 A.M., March 23, 2017 (Thursday)

2.	Venue:

- Guest House, LG Display Paju Display Cluster. 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

3.	Agenda for Meeting

1)	For Reporting:

a.	Audit Committee’s Audit Report

b.	Fiscal Year 2016 Business Report

c.	Transactions with Major Shareholders, etc.

d.	Appointment of External Auditor

2)	For Approval:

a.	The Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2016 (Cash Dividend per share KRW 500)

b.	Appointment of Directors*

c.	Appointment of Audit Committee Member*

d.	Remuneration Limit for Directors in 2017 (KRW 8.5 billion)

4.	Resolution of Board of Directors

- Date: March 8, 2017

- Attendance of Outside Directors: 3 out of 4 outside directors

*	Details of Directors:

Name: Hyun-Hwoi Ha (Non-standing Director)

Date of birth: December, 1956

Candidate for Outside Director: No

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Newly Appointed

Main experience: Head of HE Business Unit, LG Electronics (2014)

  Head of Mobile, IT & TV Business Unit, LG Display (2006~2012)

Present position: CEO & President, LG

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

Name: Jin Jang (Outside Director)

Date of birth: November, 1954

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of appointment: Reappointed

Main experience: President of The Korean Information Display Society

Present position: Chair Professor in Kyung Hee University, Department of Information Display

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

Name: Sang Don Kim (Standing Director)

Date of birth: October, 1962

Candidate for Outside Director: No

Nominator: Board of Directors

Appointment Term: 2 years

Type of appointment: Reappointed

Main experience: CFO, Serveone

Present position: CFO, LG Display

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

Name: Kun Tai Han (Audit Committee Member)

Date of birth: October, 1956

Candidate for Outside Director: No (currently Outside Director)

Nominator: Board of Directors

Appointment Term: 2 years

Type of appointment: Newly Appointed

Main experience: CEO, Korea Leadership Center

Present position: CEO, Han’s Consulting

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd. (Registrant)

Date: March 8, 2017	By: /s/ Heeyeon Kim
(Signature)

Name: Heeyeon Kim
Title: Head of IR / Vice President